PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES FIRST ADVANCED UAV CONTRACT TO PROTECT INTERNATIONAL OIL & GAS ASSETS AND PERFORM ENVIRONMENTAL MONITORING

Plymouth, Massachusetts - June 24, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing detection apparatus and unmanned technologies, is pleased to announce that the first PRT X1-H model UAS has been sold and delivered to Aardvark LLP ("Aardvark"), to perform long range oil pipeline security and environmental operations in remote locations.

Alisher Valikhanov, General Director of Aardvark stated, "As one of the leading UAV service providers in Kazakhstan, we are delighted to announce the recent purchase of the new X1-H octocopter from Plymouth Rock Technologies.

"This addition to our ever-expanding fleet of UAVs will be used for environmental monitoring in the North Caspian Sea, as well as detailed observation and security patrols around national assets. The X1-H also enables long range autonomous missions of hundreds of miles for essential environmental ice flow monitoring for our globally recognized client base. We are very excited to be pioneering the unrivalled capabilities of this octocopter and we look forward to a working with the PRT team, as we upgrade our fleet over the next year," concluded Valikhanov.

"This deployment of the PRT X1-H for long range, onshore and offshore capability will provide a stepping stone for PRT to enter into the Oil & Natural Gas Infrastructure market. Long-endurance flight is essential for mission critical surveillance, priority delivery or first response," stated Carl Cagliarini, Chief Strategy Officer at PRT. "In an emergency situation when time is a factor, a long-endurance drone becomes a deeply compelling replacement for manned helicopters. The X1-H UAS has achieved up to a 4 hour flight time based on testing completed at our UK facilities with the payload required by Aardvark," concluded Cagliarini.

"We welcome Aardvark as a significant new client and look forward to further news on the missions that our UAS platforms will be tasked with," stated Dana Wheeler, Chief Executive Officer at PRT. "We believe this relationship will not only enable our partners to deliver top tier service to their clients, but also allow us to learn a great deal more of how our drones perform in remote, challenging environments and demonstrate the true capabilities of PRT UAS. Being chosen as the vendor to replace the aging fleet at Aardvark, is a significant business opportunity and privilege," concluded Wheeler.

About Aardvark LLP

Based in Kazakhstan, Aardvark is the oldest and largest drone service company in the region. We have adopted a team approach and focus on value engineering and innovation to achieve best results for our clients. Our client base is prestigious and ever expanding. We pride ourselves in maintaining strong customer relationships and ensuring client and end‐user satisfaction. our business is focused on building and maintaining the infrastructure we all rely on in everyday life. Our core services are inspection, mapping, security, and agriculture.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

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